SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cannabis Sativa, Inc.
(Name of Issuer)
Common Stock, Par Value $0.001
(Title of Class of Securities)
13764T 105
(CUSIP Number)

David Tobias
1646 W. Pioneer Blvd., Suite 120
Mesquite, NV 89027
(702) 346-3906
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

 March 31, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d01(f) or 240.13d-1(g), check the following box. [_].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 13764T 105

1	Names of Reporting Persons David Tobias
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) _____ (b) _____
3	SEC Use Only
4	Source of Funds (See Instructions) PF
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)☐
6	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 4,842,308
	8	Shared Voting Power 0
	9	Sole Dispositive Power 4,842,308
	10	Shared Dispositive Power 0
11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,842,308
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐ G
13	Percent of Class Represented by Amount in Row (11) 41.3%
14	Type of Reporting Person (See Instructions) IN

ITEM 1.                      Security and Issuer

This Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) relates to shares of common stock, par value $0.001 (the “Common Stock”), of Cannabis Sativa, Inc., a Nevada corporation formerly named Ultra Sun Corporation (the “Issuer”).  The address of the principal executive offices of the Issuer is 1646 W. Pioneer Blvd., Suite 120, Mesquite, Nevada 89027.  Amendment No. 1 is being filed by David Tobias (the “Reporting Person” or “Mr. Tobias”) to amend and supplement the Items set forth below of the Reporting Person’s Schedule 13D filed with the Securities and Exchange Commission on August 13, 2013.

ITEM 2.                      Identity and Background

(c)                 PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND THE NAME,PRINCIPAL BUSINESS AND ADDRESS OF ANY CORPORATION OR OTHERORGANIZATION IN WHICH SUCH EMPLOYMENT IS CONDUCTED:

Mr. Tobias is, and has since July 2013 been, the President, Secretary and a Director of the Issuer.  Mr. Tobias also is, and has since May 2013 been, the President and a Director of Wild Earth Naturals, Inc., the Issuer’s wholly-owned subsidiary.  The address of the Issuer is set forth in Item 1 above.

ITEM 4.                      Purpose of Transaction

On March 31, 2014, the Reporting Person converted Convertible Promissory Notes of the Issuer in the principal amount of $30,872 into 1,537,043 shares of Common Stock.

ITEM 5.                      Interest in Securities of the Issuer

(a)
As of the date hereof, the Reporting Person is deemed to beneficially own 4,842,308 shares of Common Stock, representing approximately 41.3% of the Issuer’s outstanding Common Stock, based on the 11,714,071 shares of Common Stock outstanding as of April 14, 2014, as reported in the Issuer’s 2013 annual report on Form 10-K filed on April 15, 2014.  The shares of Common Stock beneficially owned by the Reporting Person consist of 4,842,308 shares of Common Stock owned directly by the Reporting Person.

(b)	Number of shares of Common Stock as to which the Reporting Person has:

(i)	Sole power to vote or direct the vote: 4,842,308

(ii)	Shared power to vote or direct the vote: 0

(iii)	Sole power to dispose or direct the disposition: 4,842,308

(iv)	Shared power to dispose or direct the disposition: 0

(c)
The information contained in Item 4 is incorporated herein by reference.    The following constitute all transactions with respect to the Common Stock effected by the Reporting Person during the past sixty (60) days: on March 31, 2014, the Reporting Person received 1,537,043 shares of the Issuer’s common stock upon the conversion of convertible promissory notes of the Issuer in the principal amount of $30,872.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2014

/s/ David Tobias
David Tobias